Exhibit 99.2

FORM OF NOTICE TO CLIENTS OF STOCKHOLDERS WHO ARE ACTING AS NOMINEES

[Letterhead of Dealer, Bank, Trust Company or Nominee]

                     , 2012

To Our Clients:

Enclosed for your consideration are the Prospectus, dated                  (the “Prospectus”) and other materials relating to the rights offering (the “Rights Offering”) by Motricity, Inc. (the “Company”). On July 23, 2012 the Company distributed to record holders of common stock as of July 23, 2012, at no charge, subscription rights (the “original subscription rights”) to purchase units. Following the distribution of the original subscription rights, the Company determined that it was advisable and in the Company’s best interest to modify the composition of the units. Each subscription right that was distributed on July 23, 2012 now constitutes a right to purchase a unit as modified. Each such modified unit consists of 0.02599 shares of 13% Redeemable Series J preferred stock, (the “Series J preferred stock”) and 0.21987 warrants, each warrant entitling the holder to purchase one share of common stock at a price per share equal to the greater of (a) $0.65 and (b) 120% of the closing market price of the common stock on the date of issuance (the “common stock warrants.”) Each subscription right, subject to certain limitations, is exercisable, upon payment of the subscription price of $0.65, to purchase one unit. The Series J preferred stock and the common stock warrants comprising the unit will separate upon subscription of the rights and the units will not trade as separate securities. The subscription rights will expire at 5:00 p.m., New York City Time, on                     , 2012, unless the subscription period is further extended by the board of directors of the Company to a date no later than October 17, 2012.

The subscription rights were accepted for listing on the Nasdaq Global Select Market and the Company expects them to begin trading there under the symbol “MOTRR” beginning on or about                     , 2012, until 5:00 p.m., New York City time, on the last business day prior to the scheduled expiration date. If the approval for listing is withdrawn prior to the expiration of the subscription period, the Company intends to apply for quotation of the subscription rights on the OTCQB market. The subscription rights will, subject to any applicable state law restrictions, be transferable during the subscription period irrespective of whether the subscription rights are quoted on the OTCQB or not. The Company also applied for listing of the Series J preferred stock on the Nasdaq Global Select Market under the symbol “MOTRP” and the common stock warrants on the Nasdaq Global Select Market under the symbol “MOTRW,” beginning approximately three business days after expiration of the Rights Offering. If the listing applications for the Series J preferred stock or common stock warrants are not accepted, the Company intends to apply for quotation of the Series J preferred stock and/or common stock warrants on the OTCQB market. The subscription rights, the Series J preferred stock and the common stock warrants will be new issues of securities with no prior trading markets, and the Company cannot provide any assurances as to the liquidity of the trading market for either the subscription rights, the Series J preferred stock or common stock warrants. The subscription rights are transferable until 5:00 p.m., New York City time on the last business day prior to the expiration date of the Rights Offering.

The subscription rights entitle the holders of the Company’s common stock to purchase an aggregate of approximately 46,163,685 units consisting of 1,200,000 shares of the Company’s Series J preferred stock and 10,150,009 warrants, each to purchase one share of the Company’s common stock at a price per share equal to the greater of (a) $0.65 and (b) 120% of the closing market price of the common stock on the date of issuance, for an aggregate purchase price of $30 million.

If any holders of rights (including holders who acquired rights by purchasing rights or original subscription rights from others) do not exercise their basic subscription privilege in full, then holders of rights (including holders who acquired rights by purchasing rights or original subscription rights from others) will be entitled to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of the number of unsubscribed units, if any, at the same subscription price of $0.65 per unit. A holder does not have to exercise the basic subscription privilege in full in order to exercise the over-subscription privilege. However, because units available pursuant to the over-subscription privilege, if any, will be allocated based on the number of rights exercised, a holder’s ability to subscribe for units pursuant to the over-subscription privilege will be maximized if the holder exercised the basic subscription privilege in full and by purchasing rights from other holders and exercising those rights. If over-subscription requests exceed the number of units available, the available units will be allocated pro rata among the holders of rights (including holders who acquired rights by purchasing rights or original subscription rights from others) exercising the over-subscription privilege in proportion to the number of rights properly exercised by such holder as of the expiration date of the Rights Offering, relative to the number of rights properly exercised as of the expiration date of the Rights Offering by all holders of rights exercising the over-subscription privilege (including holders who acquired rights by purchasing rights or original subscription rights from others).

The Company will not issue or pay cash in place of fractional rights, fractional units, fractional warrants or fractional shares. Instead, the Company will round down any fractional rights to the nearest whole right, any resulting units to the nearest whole unit, any fractional warrants to the nearest whole warrant and any resulting fractional shares to the nearest whole share.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF THE COMPANY’S COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any units to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Enclosed for your review are copies of the following documents:

1.	Prospectus;

2.	Instructions as to Use of Subscription Rights Certificate;

3.	Beneficial Owner Election Form; and

4.	Notice of Tax Information.

If you wish to have us, on your behalf, exercise the subscription rights for any units to which you are entitled, please so instruct us by timely completing, executing, and returning to us the enclosed Beneficial Owner Election Form.

Your instructions to us on the Beneficial Owner Election Form should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, on                 , 2012, unless further extended by the Company to a date no later than October 17, 2012. You are encouraged to forward your instructions to us at least five business days before the expiration of the Rights Offering (or earlier if you intend to pay the subscription price by uncertified personal check) to allow us ample time to act upon your instructions.

Once you exercise your subscription rights, you cannot revoke the exercise of either your basic or over-subscription privilege. The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would in the opinion of the Company’s counsel, be unlawful.

If you have any questions concerning the Rights Offering, please feel free to contact us at [            ].

Very truly yours,

[                         ]